1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                    No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Board of Directors Approved Capital Appropriation
Hsinchu, Taiwan, R.O.C., June 11, 2009 —TSMC (NYSE: TSM) today held the first meeting of the 11th Board of Directors, at which the Board approved capital appropriation of US$130 million to expand the capacity of mask production for 45nm and 32nm processes.
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TSMC Spokesperson	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho	Mr. J.H. Tzeng	Michael Kramer
Vice President and CFO	Deputy Director	Principal Specialist
Tel: 886-3-566-4602	PR Department	PR Department
	Tel: 886-3-505-5028	Tel: 886-3-563-6688
	Mobile: 886-928-882-607	ext.7126216
	E-Mail: jhtzeng@tsmc.com	Mobile: 886-926-026-632
E-Mail: pdkramer@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: June 11, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer